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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Cox Communications, Inc.

(Name of Issuer)

Class A Common Stock, $1.00 par value per share

(Title of Class of Securities)

224044 10 7

(Cusip Number)

Andrew A. Merdek, Esq.,
Cox Enterprises, Inc.
6205 Peachtree Dunwoody Road
Atlanta, Georgia 30328 (678) 645-0000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 1, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 224044 10 7			Page 2 of 18

1.	Name of Reporting Person: Cox Enterprises, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 393,288,968 (Owned Indirectly)*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 393,288,968 (Owned Indirectly)*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 393,288,968 (Owned Indirectly)*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Approximately 62.2%**

14.	Type of Reporting Person (See Instructions): CO

*	Includes 27,597,792 shares of Class A Common Stock, par value $1.00 per share (the “Class A Common Stock”), into which the Class C Common Stock indirectly beneficially owned by Cox Enterprises, Inc. (“CEI”) may be converted at any time on a share-for-share basis.

**	The denominator is based on (i) 593,154,457 shares of Class A Common Stock outstanding as of March 31, 2004, as stated on the facing page of the Form 10-Q of Cox Communications, Inc., a Delaware corporation (the “Company”), for the quarter ended March 31, 2004, (ii) 11,212,121 shares of Class A Common Stock issued upon conversion of all of the Company’s outstanding Series A Preferred Stock (the “Series A Preferred Stock”) on June 23, 2004, and (iii) 27,597,792 shares of Class A Common Stock into which the Class C Common Stock indirectly beneficially owned by CEI may be converted at any time on a share-for-share basis.

CUSIP No. 224044 10 7			Page 3 of 18

1.	Name of Reporting Person: Cox Holdings, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 366,407,116*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 366,407,166*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 366,407,116*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Approximately 58.0%**

14.	Type of Reporting Person (See Instructions): CO

*	Includes 25,696,740 shares of Class A Common Stock into which the Class C Common Stock owned by Cox Holdings, Inc. (“CHI”) may be converted at any time on a share-for-share basis.

**	The denominator is based on (i) 593,154,457 shares of Class A Common Stock outstanding as of March 31, 2004, as stated on the facing page of the Form 10-Q of the Company for the quarter ended March 31, 2004, (ii) 11,212,121 shares of Class A Common Stock issued upon conversion of all of the Company’s outstanding Series A Preferred Stock on June 23, 2004, and (iii) 27,597,792 shares of Class A Common Stock into which the Class C Common Stock beneficially owned by CHI and Cox DNS, Inc. (“CDNS”) may be converted at any time on a share-for-share basis.

CUSIP No. 224044 10 7			Page 4 of 18

1.	Name of Reporting Person: Cox DNS, Inc. (formerly Cox Discovery, Inc.)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 26,881,852*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 26,881,852*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 26,881,852*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Approximately 4.2%**

14.	Type of Reporting Person (See Instructions): CO

*	Includes 1,901,322 shares of Class A Common Stock into which the Class C Common Stock owned by CDNS may be converted at any time on a share-for-share basis.

**	The denominator is based on (i) 593,154,457 shares of Class A Common Stock outstanding as of March 31, 2004, as stated on the facing page of the Form 10-Q of the Company for the quarter ended March 31, 2004, (ii) 11,212,121 shares of Class A Common Stock issued upon conversion of all of the Company’s outstanding Series A Preferred Stock on June 23, 2004, and (iii) 27,598,792 shares of Class A Common Stock into which the Class C Common Stock beneficially owned by CDNS and CHI may be converted at any time on a share-for-share basis.

CUSIP No. 224044 10 7			Page 5 of 18

1.	Name of Reporting Person: Barbara Cox Anthony		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 393,288,968 (Owned Indirectly)*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 393,288,968 (Owned Indirectly)*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 393,288,968 (Owned Indirectly)*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Approximately 62.2%**

14.	Type of Reporting Person (See Instructions): OO (Trustee, see Item 5(a))

*	Includes 25,597,792 shares of Class A Common Stock into which the Class C Common Stock indirectly owned by Mrs. Anthony may be converted at any time on a share-for-share basis.

**	The denominator is based on (i) 593,154,457 shares of Class A Common Stock outstanding as of March 31, 2004, as stated on the facing page of the Form 10-Q of the Company for the quarter ended March 31, 2004, (ii) 11,212,121 shares of Class A Common Stock issued upon conversion of all of the Company’s outstanding Series A Preferred Stock on June 23, 2004, and (iii) 27,597,792 shares of Class A Common Stock into which the Class C Common Stock indirectly beneficially owned by Mrs. Anthony may be converted at any time on a share-for-share basis.

CUSIP No. 224044 10 7			Page 6 of 18

1.	Name of Reporting Person: Anne Cox Chambers		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 393,288,968 (Owned Indirectly)*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 393,288,968 (Owned Indirectly)*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 393,288,968 (Owned Indirectly)*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Approximately 62.2%**

14.	Type of Reporting Person (See Instructions): OO (Trustee, see Item 5(a))

*	Includes 27,597,792 shares of Class A Common Stock into which the Class C Common Stock indirectly beneficially owned by Mrs. Chambers may be converted at any time on a share-for-share basis.

**	The denominator is based on (i) 593,154,457 shares of Class A Common Stock outstanding as of March 31, 2004, as stated on the facing page of the Form 10-Q of the Company for the quarter ended March 31, 2004, (ii) 11,212,121 shares of Class A Common Stock issued upon conversion of all of the Company’s outstanding Series A Preferred Stock on June 23, 2004, and (iii) 27,597,792 shares of Class A Common Stock into which the Class C Common Stock indirectly beneficially owned by Mrs. Chambers may be converted at any time on a share-for-share basis.

Amendment No. 9 to Schedule 13D	Page 7 of 18
Cox Enterprises, Inc.
Cox Communications, Inc.

     CEI, CDNS and CHI (collectively, the “Cox Corporations”) together with Mrs. Anthony and Mrs. Chambers hereby file this Amendment No. 9 to Schedule 13D (this “Amendment”) to amend the Cox Corporations’ joint filing on Schedule 13D (filed with the Securities and Exchange Commission (the “Commission”) on January 27, 1995), as amended by Amendment No. 1 to Schedule 13D (filed with the Commission on April 18, 1995), Amendment No. 2 to Schedule 13D (filed with the Commission on July 17, 1995), Amendment No. 3 to Schedule 13D (filed with the Commission on July 1, 1996), Amendment No. 4 to Schedule 13D (filed with the Commission on April 27, 2001), Amendment No. 5 to Schedule 13D (filed with the Commission on November 16, 2001), Amendment No. 6 to Schedule 13D (filed with the Commission on January 30, 2002), Amendment No. 7 to Schedule 13D (filed with the Commission on February 25, 2002), and Amendment No. 8 to Schedule 13D (filed with the Commission on February 14, 2003) (the original joint filing on Schedule 13D and Amendment Nos. 1-8 to Schedule 13D are collectively referred to herein as the “Amended Schedule 13D”), with respect to their beneficial ownership of shares of Class A Common Stock, issued by the Company. Mrs. Anthony and Mrs. Chambers, both of whom had previously filed separately, began filing jointly with the Cox Corporations with Amendment No. 8 to Schedule 13D, and this Amendment also amends the Schedule 13D, as amended, originally filed by each of Mrs. Anthony and Mrs. Chambers.

     Except as modified in this Amendment, the Amended Schedule 13D is unmodified.

Item 2. Identity and Background

     This Amendment is being jointly filed by the Cox Corporations, Mrs. Anthony and Mrs. Chambers.

     All of the Cox Corporations are incorporated in the State of Delaware. The principal businesses of CEI are publishing, broadband communications, broadcasting and automobile auctions. CDNS and CHI are holding companies. The principal office and business address of the Cox Corporations is 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328. The principal residence address of Mrs. Anthony is 3944 Noela Place, Honolulu, Hawaii 96815, and the principal residence address of Mrs. Chambers is 426 West Paces Ferry Road, N.W., Atlanta, Georgia 30305.

     The directors and executive officers of CEI, CDNS and CHI (including Mrs. Chambers and Mrs. Anthony) are set forth on Schedules I through III, respectively, and incorporated herein by reference. These Schedules set forth the following information with respect to each such person:

(i)	name;

(ii)	residence or business address; and

Amendment No. 9 to Schedule 13D	Page 8 of 18
Cox Enterprises, Inc.
Cox Communications, Inc.

(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

During the last five years, none of the Cox Corporations, Mrs. Anthony, Mrs. Chambers nor, to the best knowledge of the persons filing this Amendment, any of the Cox Corporations’ respective executive officers or directors, have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

     During the last five years, none of the Cox Corporations, Mrs. Anthony, Mrs. Chambers nor, to the best knowledge of the persons filing this Amendment, any of the Cox Corporations’ respective executive officers or directors, have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which it, he or she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     To the best knowledge of the persons filing this Amendment, all of the individuals listed in Schedules I through III are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

     In connection with the proposed transaction described in Item 4, CEI estimates that the total amount of funds required to purchase all of the Company’s Class A Common Stock not currently owned by the Cox Corporations in the Offer (as defined in Item 4) and the Merger (as defined in Item 4), settle outstanding vested options with an exercise price less than the Offer Price (as defined in Item 4) and pay estimated fees and expenses will be approximately $7.9 billion. CEI has received a commitment letter from Citigroup Global Markets Inc., Citicorp North America, Inc., Lehman Brothers Inc. and Lehman Commercial Paper Inc., dated August 1, 2004, to provide total funding of $10 billion through a combination of revolving credit facilities, term loans and bridge loans, and CEI anticipates using the approximately $2.1 billion not used to fund the Offer and the Merger to refinance existing indebtedness and for working capital and other general corporate purposes.

     This summary of the commitment letter does not purport to be complete and is qualified in its entirety by the commitment letter attached hereto as Exhibit 7.06, the complete text of which is hereby incorporated by reference.

Amendment No. 9 to Schedule 13D	Page 9 of 18
Cox Enterprises, Inc.
Cox Communications, Inc.

Item 4. Purpose of Transaction

     On August 1, 2004, CEI sent a letter to the Company’s Board of Directors stating that it proposes to acquire all of the outstanding Class A Common Stock not currently owned by the Cox Corporations (the “Shares”), and on August 2, 2004, CEI issued a related press release. Copies of CEI’s offer letter and press release are being filed herewith as Exhibits 7.04 and 7.05, respectively. CEI expects that the Company’s Board of Directors will form a special committee of independent directors (the “Special Committee”), and anticipates negotiating an Agreement and Plan of Merger (the “Acquisition Agreement”) with the Special Committee, whose approval of the proposed Acquisition Agreement would be a prerequisite to CEI proceeding with the transaction. CEI proposes that the Acquisition Agreement would contemplate initiating the transaction through a tender offer (the “Offer”) to purchase all of the Shares at a purchase price of $32.00 per share (the “Offer Price”). The Offer would be conditioned upon, among other things, tender of sufficient Shares to bring CEI’s beneficial ownership to at least 90% of the outstanding shares of Class A Common Stock.

     CEI also proposes that the Acquisition Agreement would contemplate that a wholly-owned subsidiary of CEI would be merged with and into the Company (the “Merger”) in accordance with the terms and conditions of the Acquisition Agreement and Delaware law and the Company would then exist as an indirect wholly-owned subsidiary of CEI. As a result of the Merger, all Shares (except those Shares as to which appraisal rights are exercised under Delaware law) will be converted into the right to receive the Offer Price in cash, without interest. If the Offer results in CEI beneficially owning at least 90% of the outstanding shares of Class A Common Stock, the Merger would be completed without a vote of stockholders pursuant to Section 253 of the Delaware General Corporation Law (the “DGCL”). If the Offer results in CEI beneficially owning less than 90% of the outstanding shares of Class A Common Stock, the Acquisition Agreement would provide that CEI could either (i) waive the 90% condition and purchase Shares tendered in the Offer, and the Company would call a special meeting of stockholders to vote on the Merger at which the Cox Corporations would vote their Company shares in favor of the Merger, and thereby approve the Merger pursuant to Section 251 of the DGCL, or (ii) not waive the 90% condition, and the Company would call a special meeting of stockholders to vote on the Merger at which the Cox Corporations would vote their Company shares in favor of the Merger, and thereby approve the Merger pursuant to Section 251 of the DGCL. In either case, stockholders who neither tender their shares of Class A Common Stock during the Offer nor exercise appraisal rights would be entitled to receive the Offer Price in cash for their shares in the Merger. The Offer and the Merger also will be subject to other conditions, and CEI expressly reserves the right to waive or not waive any unsatisfied condition in

Amendment No. 9 to Schedule 13D	Page 10 of 18
Cox Enterprises, Inc.
Cox Communications, Inc.

the Offer or in the Merger. In addition, CEI also expressly reserves the right to abandon the transaction, in its sole discretion, prior to the execution of a definitive Acquisition Agreement.

     The foregoing is a summary of CEI’s current proposal and should not be construed as an offer to purchase Shares. Any offer will be made by means of a tender offer disclosure statement or a proxy statement if and when there is a definitive Acquisition Agreement with the Company. Stockholders are urged to read CEI’s tender offer disclosure statement, proxy statement and other relevant documents regarding the Offer and the Merger filed with the Commission when they become available because they will contain important information. Stockholders will be able to receive these documents (when they become available), as well as other documents filed by CEI with respect to the Offer and the Merger, free of charge at the Commission’s web site, www.sec.gov, or from CEI at (678) 645-0000, ATTN: Corporate Secretary.

     The Commission has adopted Rule 13e-3 under the Securities Exchange Act of 1934, as amended, which is applicable to certain “going private” transactions. Rule 13e-3 requires among other things, that certain financial information concerning the Company, and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction, be filed with the Commission and disclosed to minority stockholders prior to consummation of the transaction. CEI and CHI expect to file the information required by Rule 13e-3 with the Commission at the time the Offer is commenced and to provide the required information to holders of Shares at such time.

     If the Merger is successfully completed, the surviving corporation would be an indirect wholly-owned subsidiary of CEI, and CEI would expect to amend and restate the certificate of incorporation and bylaws of the surviving corporation to make such changes it deems necessary or appropriate.

     The Cox Corporations understand that any of their respective executive officers and directors that hold shares of the Company’s Class A Common Stock do so for investment purposes. Other than as described above, none of the Cox Corporations nor, to the best knowledge of the persons filing this Amendment, any of Cox Corporations’ respective executive officers or directors, Mrs. Chambers or Mrs. Anthony have any plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, if the proposed transaction does not occur for any reason, the Cox Corporations, their respective executive officers and directors, Mrs. Chambers and Mrs. Anthony intend to review continuously the Company’s business affairs, general industry and economic conditions and the capital needs of the Cox Corporations. Based on such review, these entities and individuals may, from time to time, determine to increase their ownership of Class A Common Stock, approve an extraordinary corporate transaction with

Amendment No. 9 to Schedule 13D	Page 11 of 18
Cox Enterprises, Inc.
Cox Communications, Inc.

regard to the Company or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D, except that the Cox Corporations, Mrs. Chambers and Mrs. Anthony currently have no intention of selling any shares of Class A or Class C Common Stock of the Company.

Item 5. Interest in Securities of the Issuer

     (a) See Items 11 and 13 of the cover pages to this Amendment for the aggregate number of shares and percentage of Class A Common Stock beneficially owned by each of the Cox Corporations, Mrs. Chambers and Mrs. Anthony.

     On June 23, 2004, all 4,836,372 issued and outstanding shares of the Company’s Series A Convertible Preferred Stock were converted into 11,212,121 shares of the Company’s Class A Common Stock, in accordance with the terms of the Certificate of Designations of Powers, Preferences and Rights of the Series A Convertible Preferred Stock. Upon conversion, all of the issued and outstanding Series A preferred shares were retired and all certificates representing the Series A preferred shares were cancelled.

     There are 604,575,505 shares of common stock of CEI outstanding, with respect to which: (i) Mrs. Anthony, as trustee of the Anne Cox Chambers Atlanta Trust, exercises beneficial ownership over 174,949,266 shares (28.9%); (ii) Mrs. Chambers, as trustee of the Barbara Cox Anthony Atlanta Trust, exercises beneficial ownership over 174,949,266 shares (28.9%); (iii) Mrs. Anthony, Mrs. Chambers and Richard L. Braunstein, as trustees of the Dayton Cox Trust A, exercise beneficial ownership over 248,237,055 shares (41.1%); and (iv) 271 individuals and trusts exercise beneficial ownership over the remaining 6,396,181 shares (1.1%). Thus, Mrs. Anthony and Mrs. Chambers, who are sisters, together exercise beneficial ownership over 598,135,587 shares (98.9%) of the common stock of CEI. In addition, Garner Anthony, the husband of Mrs. Anthony, holds beneficially and of record 43,734 shares of common stock of CEI. Mrs. Anthony disclaims beneficial ownership of such shares. Thus, Mrs. Chambers and Mrs. Anthony share ultimate control over the Cox Corporations, and thereby indirectly exercise beneficial ownership over approximately 62.2% of the Class A Common Stock.

     The Cox Corporations have been informed that the following executive officers and directors of the Cox Corporations beneficially own shares of the Company’s Class A Common Stock:

Amendment No. 9 to Schedule 13D	Page 12 of 18
Cox Enterprises, Inc.
Cox Communications, Inc.

G. Dennis Berry	4,950
David E. Easterly	4,000
James C. Kennedy	241,500
Robert C. O’Leary	17,721

Each of the individuals listed above beneficially owns less than one percent of the Class A Common Stock.

     (b) See Items 7 and 9 of the cover pages to this Amendment for the number of shares of Class A Common Stock beneficially owned by each of the Cox Corporations as to which there is shared power to vote or direct the vote or shared power to dispose or to direct the disposition of such shares of Class A Common Stock.

     Mrs. Chambers and Mrs. Anthony have the indirect shared power to direct the vote or direct the disposition of 393,288,968 shares of Class A Common Stock (including 27,597,792 shares of Class A Common Stock into which the Class C Common Stock indirectly beneficially owned by Mrs. Chambers and Mrs. Anthony may be converted at any time).

     The number of shares set forth above as beneficially owned by the Cox Corporations, Mrs. Chambers and Mrs. Anthony does not include any shares beneficially owned by any person listed on Schedules I through III hereto for his or her personal investment account. The Cox Corporations, Mrs. Chambers and Mrs. Anthony expressly disclaim beneficial ownership of all such shares owned by all such persons and are not a party to any agreement or arrangement of any kind with any such persons with respect to the acquisition, holding, voting or disposition of any such shares of Class A Common Stock or any shares of Class A Common Stock that they beneficially own.

     Except as indicated in Item 5(a), the Cox Corporations understand that the executive officers and directors listed in Item 5(a) above have the sole power to vote or direct the vote, and sole power to dispose or direct the disposition of the number of shares of Class A Common Stock that they beneficially own.

     (c) None of the Cox Corporations nor, to the best knowledge of the persons filing this Amendment, any of Eagle Corporations’ respective executive officers and directors, Mrs. Chambers or Mrs. Anthony have effected any transactions in the Class A Common Stock during the past sixty days.

Amendment No. 9 to Schedule 13D	Page 13 of 18
Cox Enterprises, Inc.
Cox Communications, Inc.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock referred to in paragraphs (a) and (b) above.

     (e) Not applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit 7.01	Joint Filing Agreement dated January 29, 1995, among CEI, CHI, CDNS and Cox Investment Company, Inc. (incorporated by reference to Exhibit 7.02 to the Cox Corporations’ Schedule 13D, as filed with the Commission on January 27, 1995).

Exhibit 7.02	Joinder of Mrs. Anthony and Mrs. Chambers, dated as of February 14, 2003 to the Joint Filing Agreement, as amended, among CEI, CHI, CDNS, Cox Investment Company, Inc., Mrs. Anthony and Mrs. Chambers (incorporated by reference to Exhibit 7.03 to Amendment No. 8 to the Cox Corporations’ Schedule 13D, as filed with the Commission on February 14, 2003).

Exhibit 7.03	Power of Attorney, dated as of June 27, 1995, appointing each of Marion H. Allen, III and Andrew A. Merdek, signing singly, as attorneys-in-fact for Mrs. Chambers (incorporated by reference as Exhibit 7.02 to Amendment No. 2 to the Schedule 13D of Mrs. Chambers (filed with the Commission on July 17, 1995)).

Exhibit 7.04	Offer Letter dated August 1, 2004.

Exhibit 7.05	Press Release dated August 2, 2004.

Exhibit 7.06	Commitment Letter, dated August 1, 2004, from Citigroup Global Markets Inc., Citicorp North America, Inc., Lehman Brothers Inc. and Lehman Commercial Paper Inc.

Amendment No. 9 to Schedule 13D	Page 14 of 18
Cox Enterprises, Inc.
Cox Communications, Inc.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COX ENTERPRISES, INC.

August 1, 2004 Date	By:	/s/ Andrew A. Merdek Andrew A. Merdek

Amendment No. 9 to Schedule 13D	Page 15 of 18
Cox Holdings, Inc.
Cox Communications, Inc.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COX HOLDINGS, INC.

August 1, 2004 Date	By:	/s/ Andrew A. Merdek Andrew A. Merdek

Amendment No. 9 to Schedule 13D	Page 16 of 18
Cox DNS, Inc.
Cox Communications, Inc.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COX DNS, INC.

August 1, 2004 Date	By:	/s/ Andrew A. Merdek Andrew A. Merdek

Amendment No. 9 to Schedule 13D	Page 17 of 18
Cox Communications, Inc.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BARBARA COX ANTHONY

August 1, 2004 Date	By:	/s/ Barbara Cox Anthony Barbara Cox Anthony

Amendment No. 9 to Schedule 13D	Page 18 of 18
Cox Communications, Inc.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANNE COX CHAMBERS

August 1, 2004 Date	By:	/s/ Anne Cox Chambers Anne Cox Chambers

Schedule I
Cox Enterprises, Inc.
Executive Officers and Directors

Name	Business Address	Principal Occupation	Employed
James C. Kennedy*	Cox Enterprises, Inc.	Chairman of the Board	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road	and Chief Exec. Officer	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328		Atlanta, GA 30328

David E. Easterly*	Cox Enterprises, Inc.	Vice Chairman	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road		6205 Peachtree Dunwoody Road
	Atlanta, GA 30328		Atlanta, GA 30328

G. Dennis Berry	Cox Enterprises, Inc.	President and Chief	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road	Operating Officer	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328		Atlanta, GA 30328

Robert C. O’Leary*	Cox Enterprises, Inc.	Exec. Vice President	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road	and Chief Financial	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328	Officer	Atlanta, GA 30328

John G. Boyette	Cox Enterprises, Inc.	Senior Vice President	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road	Investments and	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328	Administration	Atlanta, GA 30328

Timothy W. Hughes	Cox Enterprises, Inc.	Senior Vice President	Cox Enterprises, Inc
	6205 Peachtree Dunwoody Road	Administration	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328		Atlanta, GA 30328

Alexander V. Netchvolodoff	Cox Enterprises, Inc.	Senior Vice President	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road	Public Policy	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328		Atlanta, GA 30328

Barbara C. Anthony*	Cox Enterprises, Inc.	Vice President	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road		6205 Peachtree Dunwoody Road
	Atlanta, GA 30328		Atlanta, GA 30328

Preston B. Barnett	Cox Enterprises, Inc.	Vice President and	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road	General Tax Counsel	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328		Atlanta, GA 30328

Anne C. Chambers*	Cox Enterprises, Inc.	Vice President	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road		6205 Peachtree Dunwoody Road
	Atlanta, GA 30328		Atlanta, GA 30328

Richard D. Huguley	Cox Enterprises, Inc.	Vice President,	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road	Development	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328		Atlanta, GA 30328

Marybeth H. Leamer	Cox Enterprises, Inc.	Vice President, Human	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road	Resources	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328		Atlanta, GA 30328

* Director of the Corporation

Name	Business Address	Principal Occupation	Employed
Richard J. Jacobson	Cox Enterprises, Inc.	Vice President &	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road	Treasurer	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328		Atlanta, GA 30328

Michael J. Mannheimer	Cox Enterprises, Inc.	Vice President,
	6205 Peachtree Dunwoody Road	Materials Management	Cox Enterprises, Inc
	Atlanta., GA		6205 Peachtree Dunwoody Road Atlanta, GA 30328

Andrew A. Merdek	Cox Enterprises, Inc.	Vice President- Legal	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road	Affairs, General Counsel	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328	and Corporate Secretary	Atlanta, GA 30328

Gregory B. Morrison	Cox Enterprises, Inc.	Vice President	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road	& Chief Information	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328	Officer	Atlanta, GA 30328

John C. Williams	Cox Enterprises, Inc.	Vice President	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road	Marketing	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328		Atlanta, GA 30328

R. Scott Whiteside	Cox Enterprises, Inc.	Vice President,	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road	Business Development	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328		Atlanta, GA 30328

Thomas B. Whitfield	Cox Enterprises, Inc.	Vice President,	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road	Direct Marketing	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328		Atlanta, GA 30328

Alexandra M. Wilson	Cox Enterprises, Inc.	Vice President, Public	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road	Policy	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328		Atlanta, GA 30328

Arthur M. Blank*	Cox Enterprises, Inc.	Chairman, President	AMB Group, LLC
	6205 Peachtree Dunwoody Road	& Chief Executive Officer	3290 Northside Parkway
	Atlanta, GA 30328		Atlanta, GA 30327

Richard L. Braunstein*	Dow, Lohnes &	Member	Dow, Lohnes &
	Albertson, PLLC		Albertson, PLLC
	1200 New Hampshire Ave		1200 New Hampshire Ave.
	Washington, DC 20036		Washington, DC 20036

Thomas O. Cordy*	3770 Village Drive	Director-	The Maxxis Group, Inc.
	Atlanta, GA 30331	Retired President and
Chief Executive Officer

Carl R. Gross*	Cox Enterprises, Inc.	Director-	Retired Senior Vice President
	6205 Peachtree Dunwoody Road		and Chief Administrative
	Atlanta, GA 30328		Officer

* Director of the Corporation

Name	Business Address	Principal Occupation	Employed
Paul J. Rizzo*	Cox Enterprises, Inc.	Director-	Franklin Street Partners
	6205 Peachtree Dunwoody Road	Retired Vice Chairman,	6330 Quadrangle Drive
	Atlanta, GA 30328	IBM Corporation	Chapel Hill, NC 27514

* Director of the Corporation

Schedule II
Cox Holdings, Inc.
Executive Officers and Directors

Name	Business Address	Principal Occupation	Employed
G. Dennis Berry	President	President and Chief	Cox Enterprises, Inc.
	Cox Holdings, Inc.	Operating Officer	6205 Peachtree Dunwoody Road
	6205 Peachtree Dunwoody Road		Atlanta, GA 30328
Atlanta, GA 30328

Preston B. Barnett	Vice President	Vice President and	Cox Enterprises, Inc.
	Cox Holdings, Inc.	General Tax Counsel	6205 Peachtree Dunwoody Road
	6205 Peachtree Dunwoody Road		Atlanta, GA 30328
Atlanta, GA 30328

Richard J. Jacobson*	Treasurer	Vice President &	Cox Enterprises, Inc.
	Cox Holdings, Inc.	Treasurer	6205 Peachtree Dunwoody Road
	6205 Peachtree Dunwoody Road		Atlanta, GA 30328
Atlanta, GA 30328

Andrew A. Merdek*	Secretary	Vice President, Legal	Cox Enterprises, Inc.
	Cox Holdings, Inc.	Affairs, General Counsel	6205 Peachtree Dunwoody Road
	6205 Peachtree Dunwoody Road	and Corporate Secretary	Atlanta, GA 30328
Atlanta, GA 30328

* Director of the Corporation

Schedule III
Cox DNS, Inc.
Executive Officers and Directors

Name	Business Address	Principal Occupation	Employed
Robert C. O’Leary*	President	Executive Vice President	Cox Enterprises, Inc.
	Cox DNS, Inc.	and Chief Financial Officer	6205 Peachtree Dunwoody Road
	6205 Peachtree Dunwoody Road		Atlanta, GA 30328
Atlanta, GA 30328

Preston B. Barnett	Vice President	Vice President and	Cox Enterprises, Inc.
	Cox DNS, Inc.	General Tax Counsel	6205 Peachtree Dunwoody Road
	6205 Peachtree Dunwoody Road		Atlanta, GA 30328
Atlanta, GA 30328

Richard J. Jacobson	Treasurer	Vice President and	Cox Enterprises, Inc.
	Cox DNS, Inc.	Treasurer	6205 Peachtree Dunwoody Road
	6205 Peachtree Dunwoody Road		Atlanta, GA 30328
Atlanta, GA 30328

Andrew A. Merdek*
	Secretary	Vice President, Legal	Cox Enterprises, Inc.
	Cox DNS, Inc.	Affairs, General Counsel	6205 Peachtree Dunwoody Road
	6205 Peachtree Dunwoody Road	And Corporate Secretary	Atlanta, GA 30328
Atlanta, GA 30328

R. Scott Whiteside*
	Vice President	Vice President	Cox Enterprises, Inc.
	Cox DNS, Inc.	Business Development	6205 Peachtree Dunwoody Road
	6205 Peachtree Dunwoody Road		Atlanta, GA 30328
Atlanta, GA 30328

* Director of the Corporation